GMS CAPITAL CORP

GMS Capital Corp
3456 Melrose Ave.
Montreal, QC H4A2S1 CANADA
(514) 287-0103
Fax: (514) 938-6066

March 15, 2010

VIA EDGAR
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Washington, D.C. 20549

File No. 333-162201 and File No. 000-53519

Re: GMS Capital Corp. Response to SEC comment letter dated March 2, 2010

Dear Ms. Jacobs,

We have reviewed your letter regarding our S-1, 10-K/A and 10-Q/A concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Form S-1

General

1.	Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Response

We have noted your comment and will update the 3rd amendment on Form S-1/A to include updated financial statements.

2.
Please update your disclosure to include the information required by Item 402 of Regulation S-K through the fiscal year ended December 31, 2009.  Refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at (website address provided).

Response

We have noted your comment and will update the 3rd amendment on Form S-1/A to include information through the fiscal year ended December 31, 2009.

GMS Capital Corp.
Corporate and Legal Affairs 1224 Washington Ave Miami Beach, FL 33139 USA	Correspondence PO Box 274, STN NDG Montreal, Quebec H4A 3P6 Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

GMS CAPITAL CORP

Form 10-Q/A for the Quarterly Period Ended June 30, 2009

Item 4. Controls and Procedures, page 31

3.
We have reviewed your response to prior comment 11 and note that your amended filing still does not contain management’s evaluation on disclosure controls and procedures.  Revise to include the disclosures required under Item 307 of Regulation S-K similar to those you provided supplementally and in your other amended periodic filings on February 8, 2010.

Response

We have noted your comment and will amend the quarterly report on form 10-Q/A for the period ending June 30, 2009 to include the following disclosure:

ITEM 4. CONTROL AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures would meet their objectives. As required by SEC Rule 13a-15(b), our management carried out an evaluation, with the participation of our Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

The Company’s management carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, pursuant to Exchange Act Rule 13a-15.  Based upon that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report for the six months ended June 30, 2009.

Changes in Internal Controls

There have been no changes in our internal controls over financial reporting or in other factors that could materially affect, or are reasonably likely to affect, our internal controls over financial reporting during the six months ended June 30, 2009. There have not been any significant changes in the Company’s critical accounting policies identified since the Company filed its Form 10-K as of December 31, 2008.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and

GMS Capital Corp.
Corporate and Legal Affairs 1224 Washington Ave Miami Beach, FL 33139 USA	Correspondence PO Box 274, STN NDG Montreal, Quebec H4A 3P6 Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com

GMS CAPITAL CORP

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
George Metrakos President & CEO GMS Capital Corp. Tel: 514-287-0103 e-mail: gmetrakos@managethepipe.com

GMS Capital Corp.
Corporate and Legal Affairs 1224 Washington Ave Miami Beach, FL 33139 USA	Correspondence PO Box 274, STN NDG Montreal, Quebec H4A 3P6 Canada
Tel: (514) 287-0103 Fax : (514) 938-6066 E-Mail: info@managethepipe.com